OTC BB: VCTZF
Cusip# 918881202

Dubai Forum Presents VertiCrop Vertical Farming System

Cornwall, U.K. (Marketwire –January 8, 2009) – Valcent Products (OTCBB: VCTZF)  presented the VertiCrop™ vertical farming system at The Dubai forum: “Architecture for Sustainable Societies” on January 5th 2010.  Recognizing their initiatives in demonstrating the practical benefits of vertical farming and its leading role in the development of this technology in supporting sustainable agriculture and food security on a global basis, Valcent was invited by The Dubai Forum, sponsored by Brand Dubai, to speak at their inaugural workshop, entitled “Architecture for Sustainable Societies” which marked the opening of the Burj Dubai (Burj Kahlifa), the world’s tallest building. The event hosted over 40 speakers, panelists, and more than 400 delegates from 15 countries.

In his presentation Tom Bentley, Director, Business Development for Valcent Products (eu) Ltd, outlined the benefits of employing VertiCropTM vertical farming system in an urban farming environment. Questions from the floor and the discussions that followed confirmed the significant attention and interest now being given to the issues of urban food production around the world.

“In the coming decades, as global agriculture faces the prospect of our changing climate and the challenge of feeding the world's population that is growing annually at about 1.3% and projected to double its present level of 6.5 billion by 2063, we clearly need to invest in research and infrastructure solutions that provide food to regions vulnerable to food deficits,” said Tom Bentley. “The world population is growing, food supply is shrinking, water supplies are becoming more limited, and food production is competing for land with housing and the production of fuel crops. We have to make better use of available land.”

The Dubai Forum is a new initiative that embodies the vision and the special attention given by His Highness Sheikh Mohammed bin Rashid Al Maktoum, Vice President and Prime Minister of the United Arab Emirates and Ruler of Dubai. The Forum also coincided with the fourth anniversary of His Highness Sheikh Mohammed’s ascension. The Forum has been established as a regular platform for focused discussions on a wide range of topics related to the main theme of sustainable development.

Chris Bradford, President and CEO of Valcent Products Inc., is pleased to report that, “Tom Bentley returns to the UK with multiple new global enquiries about installations for VertiCrop.”

About Valcent Products Inc.:
Valcent Products Inc. (OTCBB:VCTZF) is a leader in the development and manufacturing of commercial vertical crop technology for global markets. Valcent is a pioneer and leader in eco-technology with its core research and development in sustainable, renewable, and intensive agricultural products.  For more information, visit: www.valcent.net and www.valcent.eu.

For more information, visit: www.valcent.net and www.valcent.eu.

Contacts:
Investor Relations                                                                           Media Relations
Gerry Jardine or Mike Parker                                                              Nancy Tamosaitis-Thompson
(888) 506-7979                                                                                  Vorticom Public Relations
or (604) 630-2941                                                                              (212) 532-2208
info@valcent.net                                                                                  Nancyt@vorticom.com

Safe Harbor for Forward Looking Statements:  This press release contains forward-looking information, in that it describes events and conditions, which Valcent Products, Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and  estimates.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “seeks”, “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Valcent disclaims any obligation to update any forward-looking statement made herein.